SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BEATS RECESSION AS TRAFFIC GROWS 13%

Q3 LOSS OF €102M AS FUEL COSTS SOAR BY 71%.

Ryanair , Europe’s largest low fare airlines today , ( Monday, 2 February 2009) announced a Q.3 loss of €102m, (compared to a profit of €35m in last year’s Q.3). Average fares fell by 9% to €34, while fuel costs rose by 71% to €328m. Revenues rose by 6% to €604.5m, as traffic grew 13% to 14m, as more consumers switch to Ryanair’s low fares from high fare competitors.

Summary Table of Results (IFRS) - in Euro

Q.3 Results	Dec 31, 2007	Dec 31, 2008	% Change
Passengers	12.4m	14.0m	+13%
Revenue	€569.4m	€604.5m	+6%
Adjusted Profit/(Loss) after Tax (Note 1)	€35.0m	( €101.5m)	N/A
Adjusted Basic EPS(Euro Cents)(Note 1)	2.35	(6.88)	N/A

Announcing these results Ryanair’s, CEO Michael O’Leary said:

Results

“Our Q3 loss of €102m was disappointing, but in line with expectations, and was almost entirely due to a €136m increase in fuel costs. Average fares (due to recession and weaker Sterling) fell by 9% to €34, but this decline was largely funded by a 3% reduction in non fuel operating costs. The general economic environment remains extremely difficult, as the recession saps consumer confidence, but this is proving to be good for Ryanair’s traffic growth, as more and more passengers switch to Ryanair’s lowest fare lowest cost model. Many of our competitors have in recent months reported short-haul traffic falls, while Ryanair continues to grow. We will continue to lower fares to maintain our traffic growth and high load factors.

“Ancillary revenues grew by 19% to €132m, and now account for 22% of revenues (19% last year). We expect our onboard mobile telephony service to become operational at the end of February on 20 Dublin based aircraft, and this trial, which will last for 6 months should be extended to some 40 aircraft by the end of the summer. We expect initial revenues to be small, but believe that in-flight communication will be a strong source of ancillary revenue growth in future years.

“Q.3 fuel costs rose by 71% to €328m and accounted for 47% of our operating costs (37% in Q.3 ’08). We have taken advantage of recent falls in jet fuel prices to extend our hedging position for FY’10 to 75% of Q.1 and Q.2, and 50% of Q.3, at an average price of $650 per tonne, which is 38% lower than the average $1,050 per tonne paid in the current year. If our average cost in FY’10 finishes at $650 per tonne, it will reduce our fuel bill by approx. €500m in the next fiscal year. Excluding fuel, other operating costs in Q.3 fell by 3% on a per passenger basis due to improved unit cost performances on staff costs, airport and handling costs, and depreciation.

Competitive Environment

“The rate of airline closures and consolidation across Europe continues to accelerate. Recent developments include the Air France/KLM 25% stake in Alitalia, the EU’s approval of the Clickair/Vuelling merger in Spain and the January bankruptcy of the Lithuanian carrier FlyLAL. As losses increase in 2009, more EU airlines will close and/or consolidate, as many lack the cash reserves to survive next winter.

This consolidation is hastening the emergence of four large European airlines, comprising three high fare fuel surchargers, led by Air France, BA and Lufthansa, and one very large low fare airline, Ryanair. Ryanair’s success is good news for Europe’s consumers and airports, as we will continue to offer choice, competition, growth and even lower prices.

Airport Costs

“The dramatic cuts in flights and capacity by many of Europe’s flag carriers has created traffic collapses at many of Europe’s larger airports. This is creating enormous opportunities for Ryanair, as these airports compete to reduce charges in order to attract Ryanair’s growth and to develop low cost facilities to take advantage of Ryanair’s quick turnarounds and our improved web check-in facilities. This movement towards lower cost, more efficient airports in Europe is welcome, even if it is 20 years too late.

“In the UK, we welcome and strongly support the CAA’s recent recommendation that the high cost BAA airport monopoly be forced to sell Gatwick and Stansted airports in London and Edinburgh in Scotland to finally introduce much needed competition and speed up the delivery of low cost, efficient, additional capacity, something that the BAA monopoly has repeatedly failed to do. The CAA Regulator remains hopelessly inadequate and has recently approved another round of cost increases at Stansted at a time when airports all over Europe are lowering prices. The sooner real airport competition replaces the incompetent CAA Regulator in the UK, the better.

“In Ireland, we welcomed the Government report in December which confirmed Ryanair’s view that the DAA’s Terminal 2 is “considerably over-sized” and that the risk of this over-sizing should be borne by the DAA monopoly and not by passengers. We hope that the equally incompetent Aviation Regulator in Ireland will now act upon the recommendations of this Government panel having been correctly criticised for “passive regulation”. The fact that Dublin Airport’s traffic is now in freefall (down 9% in December) exposes the damage being done to Irish tourism and the wider economy by this high cost, inefficient, Government owned airport monopoly. We call again for the Government to allow a competing terminal to be developed at Dublin Airport. Ryanair would be willing to build and pay for such a facility which will relieve passengers from the high costs, long walks and even longer queues which are a feature of the third rate, third world services provided by Dublin Airport.

Regulatory Developments

“The European Court of First Instance’s decision in December to dismiss the EU Commission’s flawed 2004 Charleroi decision was a stunning victory for Ryanair, competition and regional airports across Europe. This ruling confirms that Ryanair did not receive unlawful State Aid or subsidies from Charleroi. This ruling renders the Commission’s 2005 Airport Guidelines redundant. We again call on the European Commission to abandon the 8 other State Aid cases against regional airports in Europe and focus instead upon the real abuse of State Aid including the latest Government bail-out of Alitalia, and the State Aid recently given by the Austrian Government to its flag carrier to induce Lufthansa to buy them. We warmly welcome the EU’s ruling last week that the over €1bn of discounted domestic airport charges, received by Air France at French airports was unlawful State Aid. There will now be a level playing field between international charges and domestic charges at French airports. The EU Commission should be commended for finally exposing this blatant abuse of the State Aid rules by Air France.

Aer Lingus Offer

“On 22nd January last, the Irish Government announced that it would not accept Ryanair’s cash offer of €1.40 per share for its 25% stake in Aer Lingus. We are disappointed by this rejection of a generous offer which valued Aer Lingus at €748m, but respected it and immediately withdrew the offer. This sadly condemns Aer Lingus to a bleak future as a loss making, subscale, regional airline, which has a high cost base and declining traffic numbers, and which, we believe, will report substantial losses in 2008 and again in 2009.

“Whilst we regret that the Government’s decision means that we can not now deliver on our promises to reduce Aer Lingus’s short-haul fares, double its short-haul fleet and create 1,000 new jobs, this decision clears the way for Ryanair to continue to focus on our own growth and expansion, reducing our costs and returning to substantial profitability over the coming year. It is doubtful that Ryanair will waste any further management time or resources making another offer for Aer Lingus, as its scale and losses will continue to render it increasingly irrelevant in Europe’s airline landscape.

Balance Sheet

“Our balance sheet continues to be one of the strongest in the industry with over €1.8bn in cash at the end of Q3. The rebound in profitability in fiscal 2009/10 should lead to a further growth in our cash balances. Our large floating cash deposits provide a no-cost hedge to our floating debt and we plan to take advantage of the historically low interest rates to lock in much of our 2009 aircraft deliveries at these low fixed interest rates. Our long term dollar hedging strategy will mean that in 2009/10 we will benefit by paying for aircraft at €/$ exchange rate of 1.50, significantly better than current market rates. We also recently exercised options over 13 Boeing aircraft for delivery in 2011, which will enable us to add cheaper and more fuel efficient aircraft to our business.

Q.4 and full year outlook

“Our outlook for the fourth quarter has improved somewhat. Our decision not to hedge Q.4 oil prices has been vindicated by their continuing decline and we will benefit from much lower oil costs in Q.4 of approx. $500 per tonne. Some of this cost advantage will be diluted by weaker yields, which are the result of our aggressive price promotions, the decline in Sterling and the impact of the recession which is making consumers much more price sensitive. As a result of this degrading environment we expect Q.4 average fares to fall by 20% at the upper end of our previously guided range. Thanks to lower oil costs and continuing reductions in non oil operating costs, we expect the Q.4 loss will be smaller than previously anticipated, so we are upgrading our full year 2008/09 guidance from break even to a net profit after tax in a range of €50m to €80m (Pre-exceptionals).

“Looking forward into fiscal 2009/10, Ryanair will enjoy significantly lower oil costs thanks to our recent hedging programme, when most of our competitors are already hedged at much higher prices. We intend to use this cost advantage to again lower fares. These lower prices will drive Ryanair’s traffic growth, maintain high load factors (and ancillary sales) and capture market share from higher cost fuel surcharging competitors. We won’t be in a position to give earnings guidance for next year, until the fare environment becomes somewhat clearer. At this time we expect fares to fall next year by over 10%, although if the recession deepens, it could be worse than this. However the 38% reduction in oil prices which our fuel hedging has secured will ensure that Ryanair returns to substantial profitability next year, when many of our competitors will be reporting losses.

“The longer and deeper this recession, the better it will be for the lowest cost producers in every sector. Like Lidl, Aldi, Ikea and McDonalds, Ryanair, is the lowest cost provider – by a distance - in the European airline industry, and we are poised for substantial traffic and profit growth in the coming year as the recession forces millions of passengers to focus on price, while still (in the case of Ryanair) enjoying our superior punctuality, fewer cancellations and younger aircraft fleet”.

ENDS.                              Monday, 2 February 2009

Note 1 – Quarter end December 2008, excludes exceptional costs of €17.3m on 15 aircraft to be disposed of in 2008/09 and 2009/10.

For further information   Howard Millar                     Pauline McAlester

please contact:               Ryanair Holdings Plc             Murray Consultants

www.ryanair.com             Tel: 353-1-8121212          Tel: 353-1-4980300

Ryanair Holdings plc
Unaudited Condensed Consolidated Interim Balance Sheet as at December 31, 2008
	At Dec 31,	At Mar 31,
	2008	2008
	€'000	€'000
Non-current assets
Property, plant and equipment	3,573,900	3,582,126
Intangible assets	46,841	46,841
Available for sale financial assets	238,847	311,462
Derivative financial instruments	67,180	-
Total non-current assets	3,926,768	3,940,429

Current assets
Inventories	2,480	1,997
Other assets	88,531	169,580
Current tax	1,069	1,585
Trade receivables	44,297	34,178
Derivative financial instruments	85,180	10,228
Restricted cash	146,626	292,431
Financial assets: cash > 3months	254,380	406,274
Cash and cash equivalents	1,413,523	1,470,849
Total current assets	2,036,086	2,387,122

Total assets	5,962,854	6,327,551

Current liabilities
Trade payables	123,997	129,289
Accrued expenses and other liabilities	622,164	919,349
Current maturities of debt	351,138	366,801
Derivative financial instruments	73,918	141,711
Total current liabilities	1,171,217	1,557,150

Non-current liabilities
Provisions	58,796	44,810
Derivative financial instruments	56,548	75,685
Deferred income tax	170,180	148,088
Other creditors	103,397	99,930
Non-current maturities of debt	1,795,700	1,899,694
Total non-current liabilities	2,184,621	2,268,207

Shareholders' equity
Issued share capital	9,352	9,465
Share premium account	616,650	615,815
Capital redemption reserve	493	378
Retained earnings	1,930,967	2,000,422
Other reserves	49,554	(123,886)
Shareholders' equity	2,607,016	2,502,194

Total liabilities and shareholders' equity	5,962,854	6,327,551

Ryanair Holdings plc and Subsidiaries

Unaudited Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2008

			Total	Total
	Pre Exceptional	Exceptional	nine months	nine months
	Results	Items	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2008	2008	2008	2007
	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	1,961,161	-	1,961,161	1,760,662
Ancillary revenues	453,973	-	453,973	363,075
Total operating revenues -continuing operations	2,415,134	-	2,415,134	2,123,737
Operating expenses
Staff costs	234,903	-	234,903	213,117
Depreciation	147,537	42,944	190,481	123,600
Fuel & oil	1,116,529	-	1,116,529	585,031
Maintenance, materials & repairs	49,593	-	49,593	41,205
Marketing & distribution costs	9,259	-	9,259	15,563
Aircraft rentals	57,494	-	57,494	55,050
Route charges	218,035	-	218,035	192,125
Airport & handling charges	344,508	-	344,508	302,886
Other	92,775	-	92,775	89,509
Total operating expenses	2,270,633	42,944	2,313,577	1,618,086
Operating profit - continuing operations	144,501	(42,944)	101,557	505,651
Other income/( expenses )
Loss on impairment of available for sale financial asset	-	(93,582)	(93,582)	-
(Loss)/gain on disposal of property, plant & equipment	(1,152)	-	(1,152)	13,650
Finance income	63,983	-	63,983	62,909
Finance expense	(92,730)	-	(92,730)	(70,182)
Foreign exchange (losses)	(1,516)	-	(1,516)	(1,999)
Total other income/(expenses)	(31,415)	(93,582)	(124,997)	4,378
(Loss)/profit before tax	113,086	(136,526)	(23,440)	510,029
Tax on profit on ordinary activities	-	-	-	(55,255)
(Loss)/profit for the period- all attributable to equity holders of parent	113,086	(136,526)	(23,440)	454,774

Basic (losses)/earnings per ordinary share euro cent			(1.59)	29.94
Diluted (losses)/earnings per ordinary share euro cent			(1.59)	29.65
Weighted average number of ordinary shares (in 000's)			1,478,152	1,519,030
Weighted average number of diluted shares (in 000's)			1,478,152	1,534,001

Ryanair Holdings plc and Subsidiaries

Unaudited Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2008

	Pre		Total
	Exceptional	Exceptional	Quarter	Quarter
	Results	Items	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2008	2008	2008	2007
	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	472,715	-	472,715	458,664
Ancillary revenues	131,827	-	131,827	110,745
Total operating revenues -continuing operations	604,542	-	604,542	569,409
Operating expenses
Staff costs	74,890	-	74,890	66,832
Depreciation	50,688	17,283	67,971	47,537
Fuel & oil	328,011	-	328,011	192,294
Maintenance, materials & repairs	18,945	-	18,945	14,265
Marketing & distribution costs	1,975	-	1,975	1,028
Aircraft rentals	19,278	-	19,278	18,343
Route charges	67,024	-	67,024	63,150
Airport & handling charges	106,245	-	106,245	94,003
Other	29,377	-	29,377	27,739
Total operating expenses	696,433	17,283	713,716	525,191
Operating profit - continuing operations	(91,891)	(17,283)	(109,174)	44,218
Other income/( expenses )
(Loss)/gain on disposal of property, plant & equipment	(1,336)	-	(1,336)	13,650
Finance income	17,631	-	17,631	21,415
Finance expense	(34,168)	-	(34,168)	(25,317)
Foreign exchange (losses)	(1,634)	-	(1,634)	(3,486)
Total other income/(expenses)	(19,507)	-	(19,507)	6,262
(Loss)/profit before tax	(111,398)	(17,283)	(128,681)	50,480
Tax on (loss)/profit on ordinary activities	9,925	-	9,925	(3,302)
(Loss)/profit for the period- all attributable to equity holders of parent	(101,473)	(17,283)	(118,756)	47,178

Basic (losses)/earnings per ordinary share euro cent			(8.06)	3.16
Diluted (losses)/earnings per ordinary share euro cent			(8.06)	3.13
Weighted average number of ordinary shares (in 000's)			1,473,925	1,494,201
Weighted average number of diluted shares (in 000's)			1,473,925	1,508,550

Reconciliation of results for the period under IFRS to adjusted results for the nine month period and quarter ended December 31, 2008

The unaudited condensed consolidated interim income statements for the nine month period and quarter ended December 31, 2008, as set forth on pages 6 and 7 of this financial report, presents the results for the periods separately between pre-exceptional and exceptional items. Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Group’s ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

Reconciliation of (loss)/profit for the period to adjusted profit/(loss) for the period

	Nine months ended Dec 31, 2008	Nine months ended Dec 31, 2007	Quarter ended Dec 31, 2008	Quarter ended Dec 31, 2007
	€000	€000	€000	€000

(Loss)/p rofit for the period	(23,440)	454 , 774	(118,756)	47, 178

Adjustments
Accelerated depreciation on property, plant and equipment	42,944	-	17,283	-
Loss on impairment of available for sale financial asset	93,582	-	-	-
Gain on sale of property, plant and equipment	-	(12,131)	-	(12,131)
Adjusted profit/(loss) for the period	113, 086	442 , 643	(101, 473)	35, 047

Ryanair Holdings plc and Subsidiaries

Unaudited Consolidated Interim Cashflow Statement for the nine months ended December 31, 2008
	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2008	200 7
	€'000	€'000
Operating activities
(Loss)/profit before tax	(23,440)	510,029

Adjustments to reconcile profits before tax to net cash provided by operating activities
Depreciation	190,481	123,600
(Increase) in inventories	(483)	(357)
(Increase) in trade receivables	(10,119)	(1,107)
Decrease/(increase) in other current assets	77,473	(13,780)
(Decrease)/increase in trade payables	(5,292)	926
(Decrease) in accrued expenses	(302,265)	(165,654)
Increase in other creditors	3,467	1,041
Increase in maintenance provisions	13,986	9,911
Loss/(gain) on disposal of property, plant and equipment	1,152	(13,650)
Loss on impairment of available for sale financial asset	93,582	-
Decrease/(increase) in finance income	3,575	(4,857)
Increase in finance expense	1,202	2,138
Retirement costs	323	985
Share based payments	2,491	10,162
Income tax refunded/(paid)	513	(17,902)
Net cash provided by operating activities	46,646	441,485

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(401,782)	(578,444)
Proceeds from sale of property, plant and equipment	169,608	132,613
Purchase of equities classified as available for sale	(4,661)	(57,990)
Net reduction in restricted cash	145,805	87,080
Net reduction in financial assets: cash > 3months	151,894	173,107
Net cash provided by/(used in) investing activities	60,864	(243,634)

Financing activities
Shares purchased under share buy back programme	(46,015)	(299,994)
Net proceeds from shares issued	837	8,397
Proceeds from long term borrowings Repayments of long term borrowings	136,121 (255,779)	386,517 (179,584)
Net cash provided by/(used in) financing activities	(164,836)	(84,664)

(Increase)/decrease in cash and cash equivalents	(57,326)	113,187
Cash and cash equivalents at beginning of the year	1,470,849	1,346,419
Cash and cash equivalents at end of period	1,413,523	1,459,606

Ryanair Holdings plc and Subsidiaries
Unaudited Condensed Consolidated Interim Statement of Recognised Income and Expense for the nine months and quarter ended December 31, 2008

	Quarter	Quarter	Nine months	Nine months
	Ended	Ended	Ended	Ended
	Dec 31 ,	Dec 31 ,	Dec 31 ,	Dec 31 ,
	2008	2007	2008	2007
	€’000	€’000	€’000	€’000

Cash flow hedge reserve – effective portion of fair value changes to derivatives:
Net movements into/(out of) cash flow hedge reserve	22, 702	1,305	154 ,643	(5 ,953 )

Net increase/(decrease) in available for sale financial asset	12, 739	(41 ,440 )	16, 306	(126 ,355 )

Income and expenditure recognised directly in equity	35,4 41	(40 ,135 )	170 , 949	(132 ,308 )

(Loss)/profit for the period	(118,756)	47, 178	(23,440)	454 ,774

Total recognised income and expense	(83,315)	7,0 43	147,509	322 ,466

Ryanair Holdings plc and Subsidiaries

Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis (“MD&A”) all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below. A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 8.

Exceptional items in the nine month period December 31, 2008 amounted to €136.5m consisting of a €93.6m impairment of the Aer Lingus shareholding and an accelerated depreciation charge of €42.9m on aircraft to be disposed in the financial years 2008/9 and 2009/10.

Adjusted profit excluding exceptional items decreased by 74% to €113.1m in the nine months ended December 31, 2008. Including exceptional items the loss for the period amounted to €23.4m compared to a profit of €454.8m in the nine month period ended December 31, 2007.

Summary nine month period ended December 31, 2008

Profit after tax decreased by 74% to €113.1m compared to €442.6m in the nine month period ended December 31, 2008 primarily due to a 91% increase in fuel costs. Total operating revenues increased by 14% to €2,415.1m , slower than the 17% growth in passenger volumes, as average fares declined by 5%, due to the absence of Easter in the period, lower baggage penetration rates, the combined impact of the movement in sterling/euro exchange rates and the aggressive fare promotions. Ancillary revenues grew by 25% to €454.0m during the period. Total revenue per passenger as a result decreased by 3%, whilst the Load Factor remained flat during the period at 84%.

Total operating expenses increased by 40% to €2,270.6m , primarily due to the increase in fuel prices, the higher level of activity, and increased costs, associated with the growth of the airline. Fuel, which represents 49% of total operating costs compared to 36% in the previous period, increased by 91% to €1,116.5m due to the increase in the price per gallon and an increase in the number of hours flown, offset by a positive movement in the US dollar exchange rate versus the euro. Unit costs excluding fuel fell by 5% and including fuel they rose by 20%. Operating margins fell by 18 points to 6% whilst operating profit decreased by 71% to €144.5m.

Net margins fell from 21% at December 31, 2007 to 5% for the reasons outlined above.

Earnings per share for the period was 7.65 cent compared to 29.14 cent in the previous period ended December 31, 2007.

Gross cash decreased by €355.0m primarily due to the reduction in profitability arising from the increase in fuel costs. The Group generated cash from operating activities of €46.6m and a further €169.6m of delivery proceeds arising from the sale of eight Boeing 737-800 aircraft which part funded a €46.0m share buy back programme and capital expenditure incurred during the period. Capital expenditure of €401.8m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of twelve new Boeing 737-800 aircraft. Long term debt, net of repayments, decreased by €119.7m during the period.

Detailed Discussion and Analysis nine month period ended December 31, 2008

Adjusted profit after tax, decreased by 74% to €113.1m primarily due to higher fuel costs. Total operating revenues grew by 14% due to a 17% increase in passenger numbers and the strong growth in ancillary revenues compared to the period ended December 31, 2007. This was partially offset by a decrease in fares due to the absence of Easter, lower baggage penetration rates, the adverse impact of the movement in sterling and aggressive fare promotions. The growth in revenues was offset primarily by increases in fuel prices, which rose by 91% to €1,116.5m. Operating margins, as a result, fell by 18 points to 6%, whilst operating profit decreas ed by 71% to €144.5m.

Total operating revenues increased by 14% to €2,415.1m, slower than the 17% increase in passenger volumes to 45.7m. Total revenue per passenger decreased by 3% due to the 5% fall in average fares.

Scheduled passenger revenues increased by 11% to €1,961.2m reflecting a 17% rise in traffic due to increased passenger numbers on existing routes and the successful launch of new routes and bases. This is offset by a 5% decrease in average fares due to the absence of Easter, lower baggage penetration rates and the adverse impact of the movement in sterling to the euro. Load factor remained flat at 84%, compared to the period ended December 31, 2007.

Ancillary revenues continue to outpace the growth of passenger volumes and rose by 25% to €454.0m. This performance reflects the growth of onboard sales, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 40% to €2,270.6 primarily due to the 91% increase in fuel prices, the higher level of activity, and the increased costs associated with the growth of the airline.

Staff costs increased by 10% to €234.9m. Excluding the one off charge of €7.0m, for a staff share option grant, in the prior year period ended December 31, 2007, staff costs increased by 14% . This primarily reflects a 26% increase in average employee numbers to 6,347. Cabin crew, who earn lower than the average salary, accounted for the vast majority of the increase.

Depreciation and amortisation increased by 19% to €147.5m. This reflects, net of disposals, an additional 12 aircraft or a 19% increase in the weighted average number of lower cost ‘owned’ aircraft in the fleet this period compared to the period ended December 31, 2007.

Fuel costs rose by 91% to €1,116.5m due to the higher cost of fuel in the period and an 18% increase in the number of hours flown.

Maintenance costs increased by 20% to €49.6m due to a 17% increase in the number of leased aircraft from 35 to 41 and increased costs arising from the growth of line maintenance activity at new bases. These increases were partially offset by a stronger euro versus US dollar exchange rate during the period.

Marketing and distribution costs decreased by 41% to €9.3m due to tight control on expenditure and the increased focus on internet based promotions.

Aircraft rental costs increased by 4% to €57.5m, which is lower than the 17% increase in the number of leased aircraft from 35 to 41 compared to the period ended December 31, 2007 reflecting the positive impact of lower lease rental rates obtained and the impact of a stronger euro versus US dollar exchange rate.

Route charges rose by 13% to €218.0m due to an increase in the number of sectors flown offset by the positive impact of a stronger euro versus sterling.

Airport and handling charges increased by 14% to €344.5m due to the 17% increase in passenger volumes, offset by lower costs at new airports and bases launched and savings achieved on handling costs.

Other expenses increased by 4% to €92.8m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 18 points to 6% due to the reasons outlined above and operating profits have decreased by 71% to €144.5m compared to the period ended December 31, 2007.

Finance income increased by 2% to €64.0m primarily due to higher returns achieved in the early part of the year offset by lower interest rates in the third quarter.

Finance expense increased by 32% to €92.7m primarily due to the drawdown of debt to part finance the purchase of new aircraft and the restructuring costs incurred in relation to aircraft disposals.

Foreign exchange losses during the period of €1.5m are primarily due to the impact of changes in the US dollar exchange rate against the euro.

Exceptional items:

Accelerated depreciation of €42.9m arose on aircraft to be disposed in the financial years 2008/9 and 2009/10, to write these aircraft down to their recoverable amounts when disposal occurs, thus leading to no gain or loss on disposal.

Impairment charge: During the period the Group recognised an impairment charge of €93.6m on its Aer Lingus shareholding reflecting the decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to €1.40 per share at June 30, 2008. The share price was €1.50 at December 31, 2008. Under IFRS accounting rules, this positive mark to market movement, in the period to December 31, 2008, can only be recorded in the balance sheet through reserves. These shares are currently trading at approx. €1.00 per share and if they remain at this price at the end of the fourth quarter an additional impairment charge of €63.3m will arise.

Balance sheet

Gross cash decreased by €355.0m primarily due to the reduction in profitability arising from the increase in fuel costs. The Group generated cash from operating activities of €46.6m and a further €169.6m delivery proceeds on the sale of eight Boeing 737-800 aircraft which part funded a €46.0m share buy back programme and capital expenditure incurred during the period. Capital expenditure of €401.8m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of twelve new Boeing 737-800 aircraft. Long term debt, net of repayments, decreased by €119.7m during the period.

Shareholders’ Equity at December 31, 2008 increased by €104.8m to €2,607.0m, compared to March 31, 2008 due to the impact of IFRS accounting treatment for derivative financial assets, pensions and stock option grants, offset by the €46.0m share buy back and the post exceptional loss of €23.4m in the period. (See details in note 10).

Quarter ended December 31, 2008

Introduction

Exceptional items in the quarter ended December 31, 2008 amounted to €17.3m consisting of an accelerated depreciation charge on aircraft to be disposed in the financial years 2008/9 and 2009/10.

The adjusted loss excluding exceptional items was €101.5m in the quarter ended December 31, 2008. Including exceptional items the loss for the quarter amounted to €118.8m compared to a profit of €47.2m in the quarter ended December 31, 2007.

Detailed Discussion and Analysis Quarter ended December 31, 2008

The company suffered an adjusted loss after tax of €101.5m in the quarter, compared to an adjusted profit after tax of €35.0m in the comparative quarter ended December 31, 2007, primarily due to a 71% increase in fuel costs and a 9% decrease in average fares. Operating revenues grew at 6%, slower than the 13% increase in passenger numbers, due to a 9% decrease in average fares arising from lower baggage penetration rates, the adverse impact of the movement in sterling to the euro and aggressive fare promotions, partially offset by a rise in ancillary revenues. The growth in revenues was more than offset by a 71% increase in fuel costs to €328.0m. As a result of the above, operating margins were negative (15%) and the Group reported an operating loss of €91.9m.

Total operating revenues increased by 6% to €604.5m whilst passenger volumes increased by 13% to 14.0m. Total revenue per passenger decreased by 6% as average fares fell by 9%.

Scheduled passenger revenues increased by 3% to €472.7m, slower than the 13% increase in traffic, as average fares fell by 9% due to the impact of fare promotions, lower baggage penetration rates and the adverse impact of the movement in sterling and aggressive fare promotions. Load factor remained flat at 81% for the quarter ended December 31, 2008.

Ancillary revenues continue to outpace the growth of passenger volumes and rose by 19% to €131.8m in the quarter. This performance reflects the growth of on board sales, non-flight scheduled revenues, and other ancillary products.

Total operating expenses rose by 33% to €696.4m primarily due to the 71% increase in fuel prices, the higher level of activity, and the increased costs associated with the growth of the airline. Total operating expenses were also positively impacted by a 3% decrease in average sector length.

Staff costs have increased by 12% to €74.9m. This primarily reflects a 16% increase in average employee numbers to 6,298. Cabin crew, who earn lower than the average salary, accounted for the vast majority of the increase.

Depreciation and amortisation increased by 7% to €50.7m. This reflects, net of disposals, an additional 12 aircraft compared to the quarter ended December 31, 2007. Due to the Boeing strike, most of the additional aircraft were delivered towards the end of the quarter.

Fuel costs rose by 71% to €328.0m due to the increase in fuel costs and a 10% increase in the number of hours flown.

Maintenance costs increased by 33% to €18.9m primarily due to a combination of a 17% increase in the number of leased aircraft from 35 to 41 and increased costs arising from the growth of line maintenance activity at new bases. These increases were partially offset by a stronger euro versus US dollar exchange rate during the period.

Marketing and distribution costs increased by €0.9m to €2.0m due to an increased level of activity in the period offset by tight control on expenditure and the increased focus on internet based promotions.

Aircraft rental costs increased by 5% to €19.3m as the number of leased aircraft increased by 17% to 41 compared to the quarter ended December 31, 2007 reflecting the positive impact of lower lease rental rates obtained, the impact of a stronger euro versus US dollar exchange rate and the delivery of the new aircraft towards at the end of the quarter.

Route charges rose by 6% to €67.0m due to an increase in the number of sectors flown and a 3% decrease in the average sector length and the positive impact of a stronger euro versus sterling.

Airport and handling charges increased by 13% to €106.2m whilst passenger volumes increased by 13%.

Other expenses increased by 6% to €29.4m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost reductions on some indirect costs.

Operating margins have declined by 23 points to a negative margin of 15% due to the reasons outlined above and operating losses of €91.9m arose in the quarter, down from operating profits of €44.2m for the period ended December 31, 2007.

Finance income has decreased by 18% to €17.6m in the quarter due to lower average cash balances and interest rate cuts in the quarter.

Finance expense increased by 35% to €34.2m primarily due to the drawdown of debt to part finance the purchase of 21 new aircraft and the restructuring costs incurred in relation to aircraft disposals.

Foreign exchange losses during the quarter of €1.6m are primarily due to the impact of changes in the US dollar exchange rate against the euro.

Exceptional items:

Accelerated depreciation of €17.3m arose on aircraft to be disposed in the financial years 2008/9 and 2009/10, to write these aircraft down to their recoverable amounts when disposal occurs, thus leading to no gain or loss on disposal.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the nine month period ended December 31, 2008 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

•	Principal risks and uncertainties relating to the remaining three months of the year;

•	Related party transactions; and

•	Post balance sheet events.

Results of operations for the nine month period ended December 31, 2008 compared to the nine month period ended December 31, 2007, including important events that occurred during the period are set forth in the Operating and Financial review on pages 11-15.

A reconciliation of results for the period under IFRS to adjusted results for the nine month period and quarter ended December 31, 2008 is set forth on page 8.

Principal Risks and Uncertainties

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

Board of directors

Details of the members of our Board of Directors are set forth on pages 29 and 30 of our 2008 Annual Report.

Related party transactions

(See note 16).

Post balance sheet events

(See note 14).

Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Interim Financial Statements

1.	Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”).

       The consolidated financial statements of the Group as at and for the year ended March 31, 2008 are available at www.ryanair.com.

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2008 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 (“ IAS 34”) “Interim Financial Reporting” as adopted by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.

The comparative figures included for the year ended March 31, 2008 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992. Statutory financial statements for the year ended March 31, 2008 were filed with the Companies’ Office. The auditors’ report on those financial statements was unqualified.

In addition to the presentation of the condensed consolidated interim financial statements for the nine-month period ended December 31, 2008, the condensed consolidated income statement and condensed consolidated statement of recognised income and expense for the quarter ended December 31, 2008 have also been provided on a supplementary basis and have been prepared in accordance with the measurement and recognition principles of IFRS as adopted by the EU.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2008 on January 30, 2009.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS’s as issued by the International Accounting Standards Board.

Exceptional items

The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. In the current period we have presented an impairment of a financial asset investment and also accelerated depreciation related to aircraft disposals separately because of the unusual nature of these items. Any amounts deemed “exceptional” for management discussion and analysis purposes have been classified for the purposes of the income statement in the same way as non exceptional amounts of the same nature.

Reclassifications

The Company has reclassified the following amounts in its comparative balance sheet as at March 31, 2008:

(a)	a reclassification of €2.0m from other creditors to provisions, both within non-current liabilities, reflecting the present value of the Company’s net pension obligations; and

(b)	a reclassification of €23.1m from the capital redemption reserve fund to share premium related to the share buy-back.

Amounts have been reclassified so as to present these balances on a consistent basis with the current period presentation.

2.	Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.	Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4.	Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the nine months ended December 31, 2008 was 0%.

5.	Capital and reserves

Share buy back programme.

Pursuant to the share buy-back programme announced in February 2008, from April 1, 2008 to date, the Company has repurchased and cancelled 18. 1m shares at a total cost of €46.0m. This is equivalent to 1. 2% of the issued share capital of the Company at December 31, 2008.

6.	Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements. The charge to the income statement in the period of approximately €2.5m is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

7.	Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

8.	Capital commitments

During the period ended December 31, 2008, the Group exercised ten options under the 2005 contract with Boeing whereby it will increase its “firm” aircraft deliveries by this amount during the 2011 fiscal year. At December 31, 2008, this brings Ryanair’s total firm orders for Boeing 737-800 aircraft to 159 and the total fleet size (net of planned disposals) to 279 by 2012.

In January 2009, the Group exercised a further thirteen options (See note 14, Post balance sheet events) which increases the total fleet size (net of planned disposals) to 292 by 2012.

9.	Available for sale financial assets (Aer Lingus)

In the period ended December 31, 2008, the Group recognised an impairment charge of €93.6 million on its shareholding in Aer Lingus reflecting a further decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to €1.40 at June 30, 2008. At December 31, 2008 the Group recognised a gain through reserves of €16. 3m reflecting an increase in the Aer Lingus share price to €1.50 at December 31, 2008. The Aer Lingus shares are currently trading at approx €1.00 per share and if they remain at this price at the end of the fourth quarter an additional impairment charge of €63.3m will arise.

10.	Changes in shareholders’ equity -

		Share		Capital
	Ordinary	premium	Retained	Redemption		Other
	Shares	account	earnings	Shares	Hedging	Reserves	Total
	€'000	€'000	€'000	€’000	€'000	€'000	€'000
Balance at March 31, 2007	9,822	607,433	1,905,211	-	(38,963)	56,270	2,539,773
Issue of ordinary equity shares	21	8,376	-	-	-	-	8,397
Repurchase of ordinary equity shares	-	-	(299,994)	-	-	-	(299,994)
Capital redemption reserve fund	(378)	-	-	378	-	-	-
Net movements out of cash flow reserve	-	-	-	-	(5,953)	-	(5,953)
Net change in fair value of available for sale asset	-	-	-	-	-	(126,355)	(126,355)
Share based payments	-	-	-	-	-	10,162	10,162
Subtotal	(378)	-	(299,994)	378	(5,953)	(116,193)	(422,140)
Profit for the period	-	-	454,774	-	-	-	454,774
Balance at December 31, 2007	9,465	615,809	2,059,991	378	(44,916)	(59,923)	2,580,804
Issue of ordinary equity shares	-	6	-	-	-	-	6
Repurchase of ordinary equity shares	-	-	-	-	-	-	-
Capital redemption reserve fund	-	-	-	-	-	-	-
Net movements out of cash flow reserve	-	-	-	-	(97,239)	-	(97,239)
Net change in fair value of available for sale asset	-	-	-	-	-	77,429	77,429
Share based payments	-	-	-	-	-	763	763
Retirement benefits	-	-	4,497	-	-	-	4,497
Subtotal	-	-	4,497	-	(97,239)	78,192	(14,550)
(Loss) for the quarter	-	-	(64,066)	-	-	-	(64,066)
Balance at March 31, 2008	9,465	615,815	2,000,422	378	(142,155)	18,269	2,502,194
Issue of ordinary equity shares	2	835	-	-	-	-	837
Repurchase of ordinary equity shares	-	-	(46,015)	-	-	-	(46,015)
Capital redemption reserve fund	(115)	-	-	115	-	-	-
Net movements into cash flow reserve	-	-	-	-	154,643	-	154,643
Net change in fair value of available for sale asset	-	-	-	-	-	16,306	16,306
Share-based payments	-	-	-	-	-	2,491	2,491
Subtotal	(115)	-	(46,015)	115	154,643	18,797	127,425
(Loss) for the period	-	-	(2 3,440)	-	-	-	(2 3,440)
Balance at December 31, 2008	9,352	616,650	1,93 0 , 967	493	12,488	37,066	2,60 7,016

11.	Analysis of operating revenues and segmental analysis

All revenues derive from the Group’s principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2008	2007
	€'000	€'000
United Kingdom	802,730	816,162
Other European countries	1,612,404	1,307,575
Total operating revenues	2,415,134	2,123,737

All of the Group’s operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in Ireland and therefore principally all profits accrue in Ireland. Since the Group’s aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

12.      Earnings per share

	Nine months	Nine Months	Quarter	Quarter
	ended	ended	Ended	Ended
	Dec-31	Dec -31	Dec-31	Dec -31
	2008	2007	2008	2007

Basic adjusted earnings /(losses) per ordinary share euro cent*	7.65	29. 14	(6.88)	2.35
Diluted adjusted earnings/(losses) per ordinary share euro cent*	7.65	28 .86	(6.88)	2.32
Weighted average number of ordinary shares (in 000’s)	1,478 ,152	1,519 ,030	1,473 ,925	1,494 ,201
Weighted average number of ordinary shares (in 000’s)	1,478 ,152	1,534 ,001	1,473 ,925	1,508 ,550

*Calculated on profit/(loss) for the year before exceptional items

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 1.6m (2007: 20.4m).

13. Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2008, the Group acquired assets with a cost of €401.8 million (period ended December 31, 2007: €578.4 million). There were eight Boeing 737-800 aircraft disposed of during the period, the balance of the sales proceeds of which amounted to €169.6m. Deposits have also been received in relation to future aircraft disposals.

14. Post balance sheet events

In January 2009, the Group exercised thirteen options under the 2005 contract with Boeing increasing its firm aircraft deliveries by this amount during the 2011 fiscal year.

On December 1, 2008 the Group launched an offer to purchase Aer Lingus at a price of €1.40 per share. Ryanair currently owns 29.8% of Aer Lingus. On January 22, 2009 the Irish Government decided not to accept Ryanair’s all cash offer of €1.40 per share which valued Aer Lingus at €748m. The Government’s decision means that the offer could not be successful since the 90% acceptance condition cannot be satisfied. Accordingly on January 28, 2009 the offer was withdrawn.

15. US GAAP Reconciliation

Following on from the issuance by the SEC of Rule 3235 “Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP”, the Group has chosen to exclude a US GAAP Reconciliation from these interim financial statements.

16.      Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions that have taken place in the nine month period ended December 31, 2008 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2008 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc

Responsibility Statement

Statement of the directors in respect of the nine-month financial report

We, being the persons responsible within Ryanair Holdings plc, confirm our responsibility for the nine-month financial report and that to the best of our knowledge:

1)

The condensed consolidated interim financial statements, comprising the condensed consolidated interim income statement, the condensed consolidated interim balance sheet, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of recognised income and expense and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002;

2)	The interim management report includes a fair review of:

(i)

Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2008 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2009; and

(ii)

Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2008 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2008 Annual Report that could do so.

The Group’s auditors have not reviewed these condensed consolidated interim financial statements.

On behalf of the Board

David Bonderman                         Michael O’Leary
Chairman                                      Chief Executive
January 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  2 February 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director